Hatteras Multi-Strategy TEI Fund, L.P.
and Hatteras Multi-Strategy Offshore Fund,
LDC
Other Information (unaudited)
2008 Proxy Results
A special Meeting of the Limited Partners of
the Fund was held on November 26, 2007 as
reconvened on December 3, 2007 to consider
the proposals described below. Each proposal
was approved. The results of the voting at
the Special Meeting are as Follows:
1.	Approval of Directors.
Director	Votes For	Votes Withheld
    H. Alexander Holmes	100.000%	0.000%
    Arthur E. Lottes, III	100.000%	0.000%
    Steve E Moss	100.000%	0.000%
    David Perkins	100.000%	0.000%
    Gregory S. Sellers	100.000%	0.000%

2.	To Appoint Deloitte & Touche LLP
as the Funds' independent registered public
accounting firm for the fiscal year ending
March 31, 2008.
Votes For	98.584%
Against the resolution	1.416%
Abstained	0.000%